

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 28, 2019

Silvio A. Berni
Chief Financial Officer
New Comstock Fund, Inc.
One Corporate Center
Rye, New York 10580

> **Re: New Comstock Fund, Inc.**
> **Registration Statement on Form S-4/A**
> **Amended on August 19, 2019**
> **File no. 333-230894**

Dear Mr. Berni:

We have reviewed your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-4/A, filed on August 19, 2019

Risk Factors
Risks Related to De-registration Under the 1940 Act, page 15

1. Disclose what course of action will be taken if the proposals are approved but the Company does not obtain an order under Section 8(f) of the Investment Company Act of 1940.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Paul Fischer, Staff Attorney, at 202-551-3415, or Larry Spirgel, Assistant Director, at 202-551-3815, with any questions.

Sincerely,

Division of Corporation Finance
Office of Telecommunications

cc: Vadim Avdeychik